Investor Services

April 8, 2004

Alberta Securities Commission
British Columbia Securities Commission
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Computershare Trust Company of Canada Sixth Floor 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Telephone 403-267-6800 Facsimile 403-267-6529 www.computershare.com

Dear Sirs:

Subject:	PetroKazakhstan Inc.

We confirm that the following material was sent by pre-paid mail on April 7, 2004 to the registered shareholders of Class A shares of the subject Corporation:

1.	2003 Annual Report
2.	Notice of Annual Meeting / Management Proxy Circular
3.	Form of Proxy
4.	Proxy Return Envelope

We further confirm that copies of the above mentioned material were sent by courier, together with Supplemental Mail List Cards, on April 7, 2004 to each intermediary, excluding ADP Issuer Services and ADP Investor Communications, holding Class A shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”
Tara Odbert
Associate Relationship Manager
Stock Transfer Services
Direct Dial No. (403) 267-6831

Cc:	PetroKazakhstan Inc.
	Attention:	Ihor Wasylkiw